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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __2__)*


                                HealthAxis, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.10
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                         (Title of Class of Securities)

                                    42219D100
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                                 (CUSIP Number)

                                Alvin H. Clemens
                           c/o Richard N. Weiner, Esq.
                       Stradley Ronon Stevens & Young, LLP
                               One Commerce Square
                             Philadelphia, PA, 19103
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 26, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  42219D100            SCHEDULE 13D                 Page 2 of 7 Pages
_______________________________________________________________________________

    1.     Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only).

                Alvin H. Clemens
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) [ ]
                (b) [X]
______________________________________________________________________________

    3.     SEC Use Only

______________________________________________________________________________

    4.     Source of Funds

                OO, PF
______________________________________________________________________________

    5.     Check Box If Disclosure of Legal Proceedings Is Required

           Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization

                United States of America
_______________________________________________________________________________
               |     |
               |  7. |   Sole Voting Power
               |     |       3,747,416
  Number of    |_____|________________________________________________________
   Shares      |     |
Beneficially   |  8. |   Shared Voting Power
  Owned by     |     |       0
   Each        |_____|________________________________________________________
 Reporting     |     |
Person With    |  9. |   Sole Dispositive Power
               |     |       3,747,416
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |       0
_______________|_____|_________________________________________________________

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                2,780,376 Shares
______________________________________________________________________________

   12.     Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)  [X]
______________________________________________________________________________

   13.     Percent of Class Represented by Amount in Row (11)

                5.2%
______________________________________________________________________________

   14.     Type of Reporting Person (See Instructions)

                Alvin H. Clemens    IN
_____________________________________________________________________________


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CUSIP No.  42219D100            SCHEDULE 13D                 Page 3 of 7 Pages
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Item 1.  Security and Issuer

         Common Stock, par value $.10
         HealthAxis, Inc.
         2500 DeKalb Pike
         East Norriton, PA 19401


Item 2.  Identity and Background.

     (a) Name: Alvin H. Clemens
     (b) Residence or Business Address: 907 Exeter Crest
                                        Villanova, PA 19085
     (c) Present Principal Occupation: Chairman of the Executive Committee and Director of Issuer
     (d) Criminal Proceeding Convictions: None during the last five years.
     (e) Securities Laws Proceedings: None during the last five years.
     (f) Citizenship:  United States of America


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CUSIP No.  42219D100            SCHEDULE 13D                 Page 4 of 7 Pages
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Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the terms of the Debenture Purchase Agreement, dated September 20, 2000 (the "Debenture Purchase Agreement"), among the Issuer, Royal Bank of Canada, and the various parties named therein (each individually a "Purchaser" and collectively the "Purchasers"), of which Mr. Clemens is a Purchaser, Mr. Clemens purchased the principal amount of $1,666,667 of 2% Convertible Debentures, due September 14, 2002, convertible at $9.00 a share and warrants to purchase 12,291 shares of Common Stock, for an aggregate amount of $1,166,667. Mr. Clemens used personal funds to purchase these securities.

Pursuant to the terms of the Amended and Restated Agreement and Plan of Reorganization and the Amended and Restated Agreement and Plan of Merger, each dated October 26, 2000, (the "Merger Agreements"), by and among HealthAxis.com, Inc., the Issuer, and HealthAxis Acquisition Corp., a wholly-owned subsidiary of the Issuer, HealthAxis.com, Inc. merged with and into HealthAxis Acquisition Corp. on January 26, 2001 and each share of common or preferred stock of HealthAxis.com, Inc. was automatically converted into 1.334 shares of Common Stock of the Issuer (the "Merger").

     Mr. Clemens holds directly and beneficially owns 1,929,366 shares of Common Stock, which includes 133,400 shares of Common Stock owned by AHC Acquisition, Inc., a Pennsylvania corporation, of which Mr. Clemens is the sole shareholder. Mr. Clemens has the right to acquire 653,534 shares of Common Stock through the exercise of options, 185,185 shares of Common Stock through the conversion of a debenture, and 12,291 shares of Common Stock through the exercise of a warrant. Mr. Clemens expressly disclaims beneficial ownership of option to purchase 967,040 shares of Common Stock owned by Beaver Creek Limited Partnership of which Mr. Clemens is the general partner, but does not own any equity interest.

Item 4.  Purpose of Transaction.

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. As Director of the Issuer, the Reporting Person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

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CUSIP No.  42219D100            SCHEDULE 13D                 Page 5 of 7 Pages
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(e)  Any material change in the present capitalization or dividend policy of the
Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Clemens may be deemed to be the beneficial owner of 3,747,416 shares of Common Stock representing 7.0% of the outstanding shares, which includes 1,929,366 shares owned by Mr. Clemens and 1,818,050 shares subject to options, convertible debentures and warrants, all of which are currently exercisable. However, Mr. Clemens expressly disclaims beneficial ownership of options to purchase 967,040 shares of Common Stock owned by the Beaver Creek Limited Partnership in which Mr. Clemens is a partner.

     Mr. Clemens is co-trustee of the Founders Plan Voting Trust (the "Trust"), with a business address of 2500 DeKalb Pike, East Norriton, PA 19401. The Trust holds 3,224,645 shares on Common Stock of the Issuer. The shares of the Trust are voted by a majority of the trustees, Michael Ashker, Edward LeBaron, Henry Hager and Alvin Clemens. Based on an SEC No Action Letter, NAFT WSB File No. 081087013, Southland Corp. (Aug. 10, 1987), Mr. Clemens is not deemed to be the beneficial owner of the Common Stock held by this Trust.

(b) Mr. Clemens, subject to the exercise of outstanding options and warrants and the conversion of debentures held by him, as described in Item 3 above, has sole power to vote and dispose of 3,747,416 shares of Common Stock.

(c)  Transactions in the Common Stock effected in the prior sixty days: None.

(d) Person(s) with the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock:
     None.

(e) Date on which person reporting ceased to be the beneficial owner of 5% or more: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Clemens is a party to that certain Shareholders' Agreement, dated January 26, 2001, between the Issuer, Michael Ashker (Chairman of the Board of the Issuer), UICI, a Delaware corporation, and Mr. Clemens. Under the terms of this Shareholders' Agreement, the board of directors of the Issuer will consist of up to nine members. UICI and the Issuer (acting by the vote of a majority of the directors who were not nominated by or agreed to by UICI) may each independently nominate three persons to the board, and the remaining three directors will be nominated by mutual agreement of the Issuer (acting by the vote of a majority of the directors who were not nominated by or agreed to by
UICI) and UICI. Each party to this Shareholders' Agreement is required to vote that party's shares of Common Stock in favor of these nine nominees. The voting rights and obligations of UICI, under this provision of the Shareholders' Agreement, will terminate when UICI owns less that 20% of the Issuer's Common Stock on a fully diluted basis.



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CUSIP No.  42219D100            SCHEDULE 13D                 Page 6 of 7 Pages
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     Mr. Clemens is co-trustee of the Founders Plan Voting Trust (the "Trust")
as described in Item 5 above.

     Except as discussed above and indicated elsewhere in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Item 7. Material to be Filed as Exhibits.


     Exhibit A: Shareholders' Agreement, dated January 26, 2001, among the
                Issuer, UICI, Michael Ashker and Alvin H. Clemens (Incorporated by reference to Exhibit 99.2 to the Issuer's Registration Statement on Form S-4 (No. 333-30256)).


     Exhibit B: Founders Plan Voting Trust Agreement, dated January 7, 2000, among UICI, Michael Ashker, Alvin H. Clemens, Edward W. LeBaron, Jr., and Henry G. Hager as trustees (Incorporated by reference to exhibit 99.5 to the Issuers Current Report on
                Form 8-K filed December 8, 1999).
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CUSIP No.  42219D100            SCHEDULE 13D                 Page 7 of 7 Pages
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 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                            February 13, 2001



                                                            /s/ Alvin H. Clemens
                                                            --------------------
                                                            Alvin H. Clemens